UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

08053580

Received SEC
JUN 23 2008
Washington, DC 20549

FORM 11-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ______

Commission file number 001-31946

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

HOSPIRA
401(k) RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hospira, Inc.
275 North Field Drive
Lake Forest, IL 60045

PROCESSED
JUN 25 2008
THOMSON REUTERS

FINANCIAL STATEMENTS AND
AUDITOR'S REPORT
HOSPIRA 401(k) RETIREMENT SAVINGS PLAN
DECEMBER 31, 2007 AND 2006

CONTENTS

Grant Thornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit • Tax • Advisory

Grant Thornton LLP
1901 S Meyers Road, Suite 455
Oakbrook Terrace, IL 60181-5243

T 630.873.2500
F 630.873.2800
www.GrantThornton.com

To the Participants, Plan Administrator and Trustees
of the Hospira 401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Hospira 401(k) Retirement Savings Plan (the "Plan"), as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2007 and delinquent participant contributions for the year ended December 31, 2007, are presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Chicago, Illinois
June 17, 2008

Hospira 401(k) Retirement Savings Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2007 and 2006
(dollars in thousands)

	2007	2006
Assets		
Cash	$ 507	$ 22
Investments, at fair value (see Notes B and C)	1,112,992	1,003,306
Due from brokers	-	496
Interest receivable	-	2
Total assets	1,113,499	1,003,826
Liabilities		
Due to brokers	-	13
Net Assets Available for Benefits at Fair Value	1,113,499	1,003,813
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(452)	1,785
NET ASSETS AVAILABLE FOR BENEFITS	$1,113,047	$1,005,598

The accompanying notes are an integral part of these statements.

Hospira 401(k) Retirement Savings Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2007
(dollars in thousands)

Additions	
Contributions	
Employer	$ 35,580
Participant	44,727
Total contributions	80,307
Investment income	
Net appreciation in fair value of investments	104,376
Interest and dividends	31,154
Net investment income	135,530
Total additions to net assets	215,837
Deductions	
Benefits paid to participants	114,274
Other expenses	139
Total deductions from net assets	114,413
Increase prior to transfer in from other plans	101,424
Transfer in from other plans (Note A)	6,025
NET INCREASE IN NET ASSETS AFTER TRANSFER IN FROM OTHER PLANS	107,449
Net assets available for benefits	
Beginning of year	1,005,598
End of year	$1,113,047

The accompanying notes are an integral part of this statement.

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Hospira 401(k) Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan operates as a cash or deferred arrangement 401(k) plan and was established effective May 1, 2004 in connection with the spin off of Hospira, Inc. ("Hospira") from Abbott Laboratories ("Abbott"). Employees of Hospira who were previously participants in the Abbott Laboratories Stock Retirement Plan automatically became participants in the Plan. Those employees' corresponding accounts and assets were transferred to the Plan. For those transferred participant accounts that were invested in Abbott stock at the time of the transfer, such amounts may continue to be invested in Abbott stock or be redirected by the participant to the other investment options described below. Participants may not, however, direct the investment of additional amounts into Abbott stock after the transfer. Additionally, as of December 1, 2005, Fiduciary Counselors Inc. was appointed as an independent fiduciary responsible for monitoring the suitability of both Abbott and Hospira stock under the Plan.

Effective April 1, 2007, Mayne Pharma (USA) Inc. adopted and became an employer under the Plan. On October 17, 2007, the Mayne Pharma (USA) Inc. Savings and Investment Plan was merged with and into the Plan. The total value of transferred assets was approximately $6,025,000.

In general, United States employees not covered by a collective bargaining agreement of Hospira may voluntarily participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. Mercer Trust Company ("Mercer") served as trustee of the Plan's trust, the Hospira 401(k) Retirement Savings Trust (the "Trust"), until July 2, 2007 at which time JPMorgan Chase Bank, N.A. ("JPMorgan") became the successor trustee. Three Hospira officers served as co-trustees of the trust until July 2, 2007 when, where applicable, their functions were assumed by the Employee Benefit Board of Review of Hospira, Inc.

Contributions and Vesting

Employer Contributions

Employer contributions to the Plan are made each payroll period and are equal to 5% of a participant's eligible compensation for participants who contribute at least 2% but less than 3% of their eligible compensation and are equal to 6% of a participant's eligible compensation for any participant who contributes at least 3% of his or her compensation. In addition, for any

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Employer Contributions - Continued

participant who, as of December 31, 2004, is both age 40 or older and employed by Hospira, an additional employer contribution shall be made each Plan year through 2009 for those participants who contribute at least 2% of their compensation, at a uniform percentage rate of eligible compensation to be determined by the Plan administrator, up to a maximum aggregate percentage amount of 15% for all Plan years. Employer contributions are invested each pay period according to the employee's investment elections.

Employee Contributions

Employees are eligible to make contributions on any entry date following their date of hire. Eligible employees electing to participate must contribute from 2% to 18% of their eligible compensation in multiples of one percent to the Plan, subject to certain limitations. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions subject to certain limitations of the United States Internal Revenue Code ("IRC"). Eligible compensation is an employee's regular base pay, including overtime as well as sales bonuses, sales incentives, and sales commissions. Participants may choose to make their contributions from either pretax compensation, after-tax compensation (not to exceed 10% of compensation), or both. The pretax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 401(k) of the IRC. Participant contributions may be invested in any or all of the investment options.

Eligible hired or rehired employees who have not provided their elections to participate in the Plan within 60 days of employment are automatically enrolled in the Plan and have their compensation automatically reduced for pre-tax contributions by a percentage elected by the administrator. In addition, participants contributing at least 3% in pre-tax contributions and reaching the statutory pre-tax limit will automatically have 3% of such contributions converted to after-tax contributions in order to still receive the employer contribution through the remainder of the Plan year. Those participants contributing only 2% in pre-tax contributions will have only 2% automatically converted to after-tax contributions. Total participant pre-tax and after-tax contributions may not exceed 18% of the participant's eligible compensation or IRS limits.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Participants may direct the trustee to sell all or a portion of the Hospira common stock held in their accounts and reinvest the proceeds in any of the investment options available to the participants.

Participants are 100% vested in their accounts, including Employer contributions.

Distributions

Upon retirement, termination or death, participants or their beneficiaries receive a distribution in cash, to the extent they hold Hospira and/or Abbott stock in whole shares or as direct rollovers, as applicable. Also, upon retirement, participants may elect to defer distribution to a future date, but distribution must be made before April 1 following the year the participant reaches age 70-1/2 or upon death, if earlier. Interest, dividends and other earnings will continue to accrue on such deferred amounts. Participants are permitted to withdraw their after-tax contributions and rollover contributions in shares or in cash, subject to certain limitations.

Participant Accounts

Each participant's account is credited with participant contributions, employer matching contributions, and allocations of fund earnings or losses. Certain participant accounts are subject to short-term trading fees and/or investment service fees.

Loans to Participants

Participants may borrow from their accounts amounts not to exceed the lesser of the current market value of the aggregated assets allocated to their pretax account, rollover account and employer contribution account or 50% of all of their Plan accounts up to $50,000, subject to Internal Revenue Service ("IRS") and Department of Labor's limitations and restrictions. Participants pay interest on such borrowings at an interest rate to be determined by the Plan's administrator. Loans, limited to one per participant, must be repaid within five years (or the employee's anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended beyond five years. Participants may have two loans outstanding if one of the loans is for purchasing a primary residence. Participants are not permitted to refinance loans. Repayment is made through periodic payroll deductions but may be repaid in a lump sum at any time. For employees leaving Hospira during the repayment period, the balance of the outstanding loan is either repaid by the employee upon separation or netted from their Plan distribution.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invested in investment contracts through the Hospira Stable Value Fund through July 1, 2007 and thereafter in the JPMorgan Stable Value Fund. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value as determined by quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Units of collective funds are valued based on the current market values of the underlying assets of the fund. The fair values of the guaranteed investment contracts (GICs) held in the Hospira Stable Value Fund or JPMorgan Stable Value Fund are calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The fair value of the wrapped bonds in the JPMorgan Stable Value Fund is determined based on the representative quoted market prices of the bonds or bond fund. The fair values of the associated wrap contracts, are determined using the market approach discounting methodology which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged, the difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period end. Participant loans are valued at their outstanding balances, which approximates fair value.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation and Income Recognition - Continued

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Appreciation/ (Depreciation) in Fair Value of Investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Administrative Expenses

Hospira pays most of the usual and reasonable expenses of the Plan and the Plan administrator. Participants are charged transaction fees for loan and withdrawal processing. Fund investment fees are charged against the net assets of the respective fund.

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Plan has entered into benefit-responsive investment contracts with various financial services institutions through the Hospira Stable Value Fund until July 2, 2007 and the JPMorgan Stable Value Fund thereafter (collectively the "Stable Value Funds"). The contracts are held in the Stable Value Funds in a separate account and the Hospira Stable Value Fund was managed by Putnam and the JPMorgan Stable Value Fund is managed by JPMorgan. The account is credited with participant contributions to the Stable Value Funds and earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by Putnam until July 2, 2007 and JPMorgan thereafter.

The Plan has entered into traditional GIC contracts through the Stable Value Funds. The GIC issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The Plan has no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rates are fixed rates on fixed maturity contracts.

NOTE C - INVESTMENT CONTRACTS WITH INSURANCE COMPANIES - Continued

The Plan has also entered into synthetic investment contracts (synthetic GICs) through the JPMorgan Stable Value Fund. A synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio, owned by the Plan, of high-quality, intermediate term fixed income securities. The JPMorgan Stable Value Fund purchases wrapper contracts from financial services institutions. Synthetic GICs credit a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration through the calculation of the applicable interest rate on a prospective basis. Synthetic GICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate can not result in a crediting rate less than zero. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate can be adjusted periodically and is adjusted quarterly, but in no event is the crediting rate less than 0%.

Certain events limit the ability of the Plan to transact at contract value with the issuers. Such events include the following: (i) amendments to the Plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to Plan's prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan's ability to transact at contract value with participants, is probable.

The traditional GICs do not permit the insurance companies to terminate the agreement prior to the scheduled maturity dates. However, the synthetic GICs generally impose conditions on both the Plan and the issuer. If an event of default occurs and is not cured, the non-defaulting party may terminate the contract. The following may cause the Plan to be in default: a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the Plan agreement. The issue may be in default if it breaches a material obligation under the investment contract; makes a material misrepresentation; has a decline in its long term credit rating below a threshold set forth in the contract; is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Plan were unable to obtain a replacement investment contract, all of the synthetic GIC contracts have been negotiated to have "contingency coverage," that would allocate the book and market value proportionately among the remaining wrap providers in the event that another book value wrap contract is terminated for any reason. All other terms and

NOTE C - INVESTMENT CONTRACTS WITH INSURANCE COMPANIES - Continued

conditions of the remaining contracts, including fees, would continue to apply without amendment.

The Plan may seek to add additional issuers over time to diversify the Plan's exposure to such risk, but there is no assurance that the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value. The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro-rata, based on the percentage of investments covered by each issuer.

Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If a synthetic GIC terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Plan the cost of acquiring a replacement contract (i.e. replacement cost) within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice.

As described in Note B, because the GICs and synthetic GICs in the Stable Value Funds are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the GICs in the Stable Value Funds. Contract value, as reported to the Plan by Putnam until July 2, 2007 and JPMorgan thereafter, represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Stable Value Funds at contract value.

Average yields:	2007	2006
Based on actual earnings	5.18%	4.58%
Based on interest rate credited to participants	4.92	4.44

NOTE D - INVESTMENTS

The following investments represented 5% or more of the Plan's net assets at December 31, 2007 and 2006 (dollars in thousands):

	2007	2006
Abbott common stock	$349,367	$365,582
Hospira common stock	166,987	156,348
Dodge & Cox Balanced Fund	n/a	62,531
American Funds EuroPacific Growth Fund	70,937	n/a
JPMorgan SmartRetirement 2020	56,859	n/a

During 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows (dollars in thousands):

Mutual funds	$ 10,548
Collective funds	1,788
Common stock	92,040
Net appreciation	$104,376

NOTE E – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investments securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

NOTE F - RELATED-PARTY TRANSACTIONS

Certain Plan assets were invested in investments managed by an affiliate of Mercer through July 2, 2007 and after July 2, 2007 certain Plan assets are managed by JPMorgan and its affiliates; therefore, these transactions qualify as party-in-interest. A significant portion of the Plan's assets is invested in Hospira common stock.

NOTE G - PLAN TERMINATION

Although it has not expressed any intent to do so, Hospira has the right to discontinue its contributions or terminate the Plan in accordance with ERISA and the Internal Revenue Code. In the event that the Plan is terminated, the trustee would distribute to each participant the value of their account as determined by the terms of the Plan.

NOTE H - TAX STATUS

On December 28, 2007, the Plan applied for a determination letter from the Internal Revenue Service stating that the Plan is qualified under the applicable sections of the IRC. The Plan has not yet received the determination letter, however, the Plan administrator believes that the Plan, in all material respects, is designed and is currently being operated in accordance with the applicable requirements of the IRC.

NOTE I - RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007 (dollars in thousands):

Net assets available for benefits per the financial statements	$1,113,047
Adjustment from contract value to fair value for interest in synthetic GICs relating to fully benefit-responsive investment contracts	(97)
Net assets available for benefits per the Form 5500	$1,112,950

The following is a reconciliation of net increase per the statement of changes in net assets available for benefits for the year ended December 31, 2007 to the Form 5500 (dollars in thousands):

Net increase per the financial statements	$107,449
Adjustment from contract value to fair value for interest in synthetic GICs relating to fully benefit responsive investment contracts	(97)
Net increase per the Form 5500	$107,352

NOTE I - RECONCILIATION TO FORM 5500 - Continued

Investments in synthetic GICs (wrapped contracts) are required to be reported at fair value on the Form 5500, while traditional GICs are required to be reported at contract value. As of December 31, 2007 the Plan held synthetic GICs and traditional GICs and as of December 31, 2006 the Plan only held traditional GICs.

NOTE J - DELINQUENT PARTICIPANT CONTRIBUTIONS

During the Plan year ended December 31, 2006, there were deemed loans made to Hospira when participant contributions were not remitted to the trust on a timely basis. Hospira remitted the contributions to the trust in 2007 and repaid the Plan for interest incurred on the deemed loans.

These transactions are detailed on the schedule of delinquent participant contributions in the accompanying supplemental schedule.

NOTE K - SUBSEQUENT EVENTS

Effective May 1, 2008, total participant pre-tax and after-tax contributions may not exceed 25% of the participant's eligible compensation or IRS limits, which increased from 18%.

SUPPLEMENTAL SCHEDULES

Hospira 401(k) Retirement Savings Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2007
(dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
Abbott Laboratories, common shares,				$ 349,367
*Hospira, Inc., common shares				166,987
Mutual funds				
Lord Abbett Affiliated, Class Y				20,396
Western Asset Core Plus Bond Portfolio				18,206
American Funds Growth Fund of America, Class R5				50,762
American Funds EuroPacific Growth Fund, Class R5				70,937
Buffalo Small Cap,				15,331
AllianceBernstein Small-Mid Cap Value, Class I				17,877
Collective Funds				
*JPMorgan SmartRetirement 2010, Class C				19,551
*JPMorgan SmartRetirement 2015, Class C				28,109
*JPMorgan SmartRetirement 2020, Class C				56,859
*JPMorgan SmartRetirement 2025, Class C				37,786
*JPMorgan SmartRetirement 2030, Class C				31,948
*JPMorgan SmartRetirement 2035, Class C				17,692
*JPMorgan SmartRetirement 2040, Class C				15,431
*JPMorgan SmartRetirement 2045, Class C				7,124
*JPMorgan SmartRetirement 2050, Class C				2,683
*JPMorgan SmartRetirement Income, Class C				1,240
SSgA S&P 500 Fund, Class C				26,920
*JPMorgan Stable Value, guaranteed investment contracts				
Genworth Financial	3.70%	09/30/08		1,371
Genworth Financial	4.13	01/02/09		1,731
Genworth Financial	4.28	03/02/09		1,041
Genworth Financial	4.19	02/05/08		1,078
Hartford Life Ins. Co.	5.87	06/21/11		5,154
Hartford Life Ins. Co.	3.74	03/17/08		1,051
Hartford Life Ins. Co.	4.03	04/09/08		1,062
Hartford Life Ins. Co.	4.41	08/15/08		888
Hartford Life Ins. Co.	4.24	11/12/08		698
Hartford Life Ins. Co.	4.16	03/02/09		691
Jackson National Life Insurance Co.	4.12	05/15/09		3,398
Jackson National Life Insurance Co.	4.34	04/15/10		3,388
Jackson National Life Insurance Co.	4.55	02/16/10		5,555
Metropolitan Life Ins. Co.	4.35	01/10/08		913
Metropolitan Life Ins. Co.	2.45	02/15/08		550

Hospira 401(k) Retirement Savings Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - (Continued)
As of December 31, 2007
(dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
*JPMorgan Stable Value, guaranteed investment contracts - Continued				
Metropolitan Life Ins. Co.	4.38%	11/11/08		$ 1,052
Metropolitan Life Ins. Co.	3.94	08/01/08		859
Metropolitan Life Ins. Co.	2.36	02/15/08		275
Metropolitan Life Ins. Co.	3.96	10/30/09		3,097
Metropolitan Life Ins. Co.	3.98	02/13/09		3,104
Monumental Life Insurance Co.	4.39	06/30/09		3,484
Monumental Life Insurance Co.	4.53	07/01/10		3,379
Monumental Life Insurance Co.	4.78	01/04/08		3,142
New York Life	3.93	01/04/08		763
New York Life	3.06	06/18/08		2,091
New York Life	3.15	07/30/08		746
Pacific Life Insurance Co.	4.24	12/01/08		1,740
Principal Life Insurance Co.	5.63	05/30/11		3,273
Principal Life Insurance Co.	3.73	02/11/08		1,114
Principal Life Insurance Co.	4.32	02/16/10		3,398
Principal Life Insurance Co.	4.70	02/15/08		1,101
Protective Life Insurance Co.	4.17	02/15/08		913
Protective Life Insurance Co.	3.22	07/30/08		893
Protective Life Insurance Co.	4.73	01/04/08		3,141
Prudential Asset Management Co.	4.20	11/30/09		3,414
Prudential Asset Management Co.	4.42	08/15/10		3,357
Security Life of Denver	4.23	09/30/09		5,735
*JPMorgan Stable Value, wrapped contracts				
JPMorgan Chase Bank Intermediate Bond Fund				41,681
Natixis Financial wrap contract	6.00			-
Royal Bank of Canada wrap contract	6.00			-
State Street Bank wrap contract	6.00			-
*JPMorgan Stable Value				
JPMCB Liquidity Fund				2,966
*Loans to participants, 4.00% to 9.50%				33,950
				$ 1,112,443

*Represents a party-in-interest.
(a) Cost information omitted as all investments are fully participant directed.

Hospira 401(k) Retirement Savings Plan
SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
Year ended December 31, 2007

2006 Participant contributions transferred late to Plan in 2007	Total that constitutes non-exempt prohibited transactions
$2,294	$2,294

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hospira 401(k) Retirement Savings Plan
(Name of Plan)

Date: June 17, 2008

Henry A. Weishaar,
Corporate Vice President, Human Resources

Index to Exhibit

EXHIBIT NUMBER	
23.1	Grant Thornton LLP Consent of Independent Registered Public Accounting Firm

Grant Thornton

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit • Tax • Advisory
Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687
T 312.856.0200
F 312.565.4719
www.GrantThornton.com

We have issued our report dated June 17, 2008, with respect to the financial statements and supplemental schedules of Hospira 401(k) Retirement Savings Plan on Form 11-K for the year ended December 31, 2007. We hereby consent to the incorporation by reference of said report in the Registration Statements of Hospira, Inc. on Form S-8 (File Numbers 333-120074 and 333-115058, effective October 29, 2004 and April 30, 2004, respectively).

Grant Thornton LLP

Chicago, Illinois
June 17, 2008

END